UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Zoran Corporation
(Name of Issuer)

Common Stock, $ 0.001 Par Value
(Title of Class of Securities)

98975F101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
599 Lexington Avenue, 19th Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON CO

* Includes 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,447,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,447,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,447,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 872,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

Explanatory Note:

This Amendment No. 6 to the Schedule 13D is being re-filed merely to update the beneficial ownership of certain of the Reporting Persons to include shares of common stock underlying certain Call Options, as previously disclosed in the Reporting Persons’ Amendment No. 5 to the Schedule 13D filed on March 9, 2011.

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This shall be deemed to amend and restate in their entirety Items 2, 3 and 5 and add to Items 6 and 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to report changes among the Reporting Persons as a result of a spin-off of Ramius’s Value and Opportunity business into a stand-alone and independent business managed by Starboard Value LP.  The spin-off became effective as of March 31, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Starboard V&O Fund and the Shares held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase cost of the 3,575,000 Shares owned directly by Starboard V&O Fund and the Shares held in the Starboard Value LP Accounts is approximately $23,384,000, excluding brokerage commissions.

The aggregate purchase cost of the call options exercisable into 872,500 Shares owned by Starboard V&O Fund and the Shares held in the Starboard Value LP Accounts is approximately $640,971, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,125,569 Shares outstanding, as of March 2, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2011.

A.	Starboard V&O Fund

(a)	As of the close of business on April 4, 2011 Starboard V&O Fund beneficially owned 3,335,650 Shares, including 654,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 6.8%.

(b)	1. Sole power to vote or direct vote: 3,335,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,650
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98975F101

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

B.	Starboard Value LP

(a)
As of the close of business on April 4, 2011, 1,111,850 Shares were held in the Starboard Value LP Accounts, including 218,100 Shares underlying Call Options exercisable within 60 days of the date hereof.  Starboard Value LP, as the investment manager of Starboard V&O Fund, may be deemed the beneficial owner of the 3,335,650 Shares owned by Starboard V&O Fund.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

C.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,335,650 Shares owned by Starboard V&O Fund and (ii) 1,111,850 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

D.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,335,650 Shares owned by Starboard V&O Fund and (ii) 1,111,850 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98975F101

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

E.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,335,650 Shares owned by Starboard V&O Fund and (ii) 1,111,850 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 4,447,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,447,500
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

F.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,335,650 Shares owned by Starboard V&O Fund and (ii) 1,111,850 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 9.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,447,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,447,500

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

CUSIP NO. 98975F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2011

STARBOARD VALUE AND OPPORTUNITY FUND LTD By: Starboard Value LP, its investment manager STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner	STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Peter A. Feld
	Name:	Peter A. Feld
	Title:	Authorized Signatory

/s/ Peter A. Feld
Peter A. Feld
Individually and as attorney-in-fact for Jeffrey C. Smith and Mark Mitchell